[redacted]

09056706

BB 3/12

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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JAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SMH Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Travis Street, Suite 5800

(No. and Street)

Houston, Texas 77002

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ben T. Morris (713) 224-3100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

(Name – *if individual, state last, first, middle name*)

700 Louisiana Street, Houston, Texas 77002

(Address) (City) (State) (Zip Code)

SEC Mail Processing Section

MAR 02 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ben T. Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SMH Capital, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA L GRAHAM
NOTARY PUBLIC
State of Texas
Comm. Exp. 03-06-2011

Sandra L. Graham
Notary Public

B T M
Signature

Ben T. Morris, Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

SMH CAPITAL INC.

Consolidated Financial Statements and Schedule

December 31, 2008

(With Independent Auditors' Report Thereon)

KPMG LLP
700 Louisiana Street
Houston, TX 77002

Independent Auditors' Report

The Board of Directors
SMH Capital Inc.:

We have audited the accompanying consolidated statement of financial condition of SMH Capital Inc. (a wholly owned subsidiary of Sanders Morris Harris Group Inc.) and subsidiaries (the Company) as of December 31, 2008 and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SMH Capital Inc. and subsidiaries as of December 31, 2008 and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 to the consolidated financial statements, effective January 1, 2008, the Company changed its method of accounting for investments.

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic consolidated financial statements taken as a whole.

KPMG LLP

February 27, 2009

SMH CAPITAL INC.

Consolidated Statement of Financial Condition

December 31, 2008

(Dollars in thousands, except per share amounts)

Assets

Cash and cash equivalents	$	18,829
Deposits with clearing organizations		1,062
Receivables, net		8,844
Securities owned:		
Marketable, at market value		21,877
Not readily marketable, at estimated fair value		12,010
Furniture, equipment, and leasehold improvements, net		14,501
Deferred tax asset, net		2,017
Other assets		6,147
Receivable from Parent		12,939
Total assets	$	98,226

Liabilities, Minority Interests, and Stockholder's Equity

Liabilities:		
Securities sold, not yet purchased, at market value	$	12,884
Payable to broker-dealers		2,051
Accounts payable and accrued liabilities		9,269
Sales commissions and bonuses payable		7,381
Deferred compensation		921
Total liabilities		32,506
Commitments and contingencies		
Minority interests		3,342
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 200,000 shares; issued and outstanding 60,729 shares		1
Additional paid-in capital		60,032
Retained earnings		2,345
Total stockholder's equity		62,378
Total liabilities and stockholder's equity	$	98,226

See accompanying notes to consolidated financial statements.

SMH CAPITAL INC.

Consolidated Statement of Operations

Year Ended December 31, 2008

(Dollars in thousands)

Revenue:		
Commissions	$	53,125
Investment banking		14,317
Investment advisory and related services		10,996
Principal transactions, net		33,414
Interest and dividends		3,577
Other income		7,937
Total revenue		123,366
Expenses:		
Employee compensation and benefits		89,256
Communications and data processing		7,764
Occupancy		10,764
Clearing and execution fees		7,029
Commissions		8,195
Goodwill impairment charge		29,696
Other		14,163
Total expenses		166,867
Loss before equity in income of limited partnerships, minority interests and income taxes		(43,501)
Equity in income of limited partnerships		4,150
Loss before minority interests and income taxes		(39,351)
Minority interests in net income of consolidated companies		(3,428)
Loss before income taxes		(42,779)
Income tax benefit		(5,870)
Net loss	$	(36,909)

See accompanying notes to consolidated financial statements.

SMH CAPITAL INC.

Consolidated Statement of Changes in Stockholder's Equity

Year Ended December 31, 2008

(Dollars in thousands)

	Common stock		Additional paid-in capital	Retained earnings	Total
	Shares	Amount			
Balance, December 31, 2007	60,729	$ 1	$ 57,094	$ 38,361	$ 95,456
Cumulative effect of adoption of a new accounting principle	—	—	—	893	893
Contribution from Parent	—	—	2,938	—	2,938
Net loss	—	—	—	(36,909)	(36,909)
Balance, December 31, 2008	60,729	$ 1	$ 60,032	$ 2,345	$ 62,378

See accompanying notes to consolidated financial statements.

SMH CAPITAL INC.

Consolidated Statement of Cash Flows

Year Ended December 31, 2008

(Dollars in thousands)

Cash flows from operating activities:		
Net loss	$	(36,909)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		3,263
Loss on disposal of assets		88
Provision for bad debts		1,193
Compensation expense related to amortization of notes receivable from employees and deferred charge		2,332
Goodwill impairment charge		29,696
Deferred income tax benefit		(590)
Equity in income of limited partnerships		(4,150)
Minority interests in net income of consolidated companies		3,428
Unrealized and realized losses on not readily marketable securities owned, net		3,206
Not readily marketable securities owned received for payment of investment banking fees		(557)
Net change in:		
Receivables, net		1,921
Marketable securities owned		4,521
Deposits with clearing organizations		33
Other assets		(201)
Payable to brokers and dealers		(922)
Securities sold, not yet purchased		(2,548)
Accounts payable and other accrued liabilities		1,884
Sales commissions and bonuses payable		(304)
Deferred compensation		(1,303)
Receivable from Parent		(9,610)
Net cash used in operating activities		(5,529)
Cash flows from investing activities:		
Capital expenditures		(4,776)
Proceeds from sale of assets		158
Proceeds from sales of not readily marketable securities owned		2,299
Purchases of not readily marketable securities owned		(198)
Net cash used in investing activities		(2,517)
Cash flows from financing activities:		
Distributions paid to minority interests		(2,566)
Net cash used in financing activities		(2,566)
Net decrease in cash and cash equivalents		(10,612)
Cash and cash equivalents, beginning of year		29,441
Cash and cash equivalents, end of year	$	18,829
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	—
Cash paid (recovered) for income taxes, net		(267)
Supplemental disclosures of noncash transactions:		
Deferred charge related to grants of common stock of Parent to employees and groups of independent brokers	$	2,604
Contribution from parent		2,938

See accompanying notes to consolidated financial statements.

(1) Description of Business

SMH Capital Inc. (formerly known as Sanders Morris Harris Inc.) (the Company), a wholly owned subsidiary of Sanders Morris Harris Group Inc. (SMHG) is incorporated in the state of Texas for the purpose of serving as a broker/dealer and to enter into certain investment banking activities. The Company operates as an introducing broker. Its customers' accounts are carried by several clearing firms including Pershing LLC, an affiliate of The Bank of New York Mellon, Goldman Sachs Execution & Clearing, L.P., Ridge Clearing & Outsourcing Solutions, Inc., and First Clearing Corporation, under fully disclosed clearing arrangements. These clearing brokers also provide the Company with information necessary to generate commission runs, transaction summaries, and data feeds for various reports, including compliance and risk management, execution reports, trade confirmations, monthly account statements, cashiering functions, and handling of margin accounts.

In addition, the Company manages, through its interests in certain management companies, limited partnerships that invest in debt and equity securities in small to medium capitalization companies primarily operating in the environmental, industrial services, healthcare, technology, medical, life sciences, and energy industries.

(2) Summary of Significant Accounting Policies

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. The Company is subject to the regulations of the Securities and Exchange Commission that, among other things, may restrict the withdrawal of cash held at the Company's clearing firms that is used to collateralize the Company's trading accounts.

(c) Securities Owned

Marketable securities are carried at market value based on quoted market prices. Not readily marketable securities are valued at fair value based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions assuming an orderly liquidation over a reasonable period of time. Unrealized gains or losses from marking securities owned to fair value or estimated fair value are included in revenue under the caption "Principal transactions, net" and in "Equity in income of limited partnerships". Securities not readily marketable include securities: (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration is effected under the Securities Act of 1933 or other applicable securities acts, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company. Proprietary securities transactions and the related income/expense are recorded

(Continued)

on the trade date. Realized gains and losses from sales of securities are computed using the average cost method.

(d) ***Commissions***

Commissions are recorded on a trade-date basis as securities transactions occur.

(e) ***Furniture, Equipment, and Leasehold Improvements***

Leasehold improvements, furniture, and equipment are carried at cost less accumulated depreciation and amortization. Amortization of leasehold improvements is computed on a straight-line basis over the term of the lease. Depreciation of office furniture and equipment is computed on a straight-line basis over a three to seven-year period.

(f) ***Goodwill***

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is reviewed for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 requires that goodwill be tested for impairment between annual test dates if an event or changing circumstances indicate that it is more likely than not that the fair value of the reporting unit is below its carrying amount. The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill and other intangible assets). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, *Business Combinations*. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

The Company uses several methods to value its reporting units, including discounted cash flows and comparisons with valuations of public companies in the same industry. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

In performing the first step of the goodwill impairment test, the estimated fair values of the reporting units were developed using the methods listed above. When performing the discounted cash flow analysis, the Company utilized observable market data to the extent available. The discount rates utilized in these analyses ranged from 12% to 16%, reflecting market based estimates of capital costs. The Company also calculates estimated fair values of the reporting units utilizing multiples of earnings and book value of the reporting unit. The estimated fair values using these techniques is compared with the carrying value of the reporting unit to determine if there is an indication of impairment.

(Continued)

The Company performed its annual review for goodwill impairment as of April 30, 2008. This review was updated to November 30, 2008 due to deterioration in overall macroeconomic conditions and the extended decline in SMHG's stock price. This assessment resulted in the recognition of a goodwill impairment charge of $29.7 million.

(g) ***Investment Banking***

Investment banking revenue includes gains, losses, and fees, net of expenses, arising from securities offerings in which the Company acts as an underwriter, agent, or financial advisor and fees earned as financial advisor in mergers and acquisitions and similar transactions. Underwriting management fees are recorded on the offering date; sales concessions are recorded on the settlement date; and underwriting fees are recorded at the time the underwriting is completed and the related income is reasonably determinable.

(h) ***Investment Advisory and Related Services***

Investment advisory and related services consist primarily of portfolio and partnership management fees. Portfolio management fees are received quarterly, and are recognized as earned when due. Partnership management fees are received quarterly, but are recognized as earned on a monthly basis.

(i) ***Income Taxes***

The Company is included in the consolidated federal return with SMHG and computes its respective tax attributes on a separate company basis.

Deferred income taxes are provided utilizing the asset and liability method, whereby deferred income tax assets or liabilities are recognized for the tax consequences in future years of differences in the tax bases of assets and liabilities and their financial reporting amounts based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

(j) ***Recent Accounting Pronouncements***

In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, *Business Combinations (Revised 2007)*. SFAS 141R replaces SFAS 141, *Business Combinations*, and applies to all transactions and other events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer, upon initially obtaining control of another entity, to recognize the assets, liabilities and any noncontrolling interest in the acquiree at fair value as of the acquisition date. Contingent consideration is required to be recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of that consideration may be determinable beyond a reasonable doubt. This fair value approach replaces the cost-allocation process required under SFAS 141 whereby the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their estimated fair value. SFAS 141R requires acquirers to expense acquisition-related costs as incurred rather than allocating such costs to the assets acquired and liabilities assumed, as was previously the case under SFAS 141. Under SFAS 141R, the requirements of SFAS 146, *Accounting for Costs Associated with Exit or Disposal*

(Continued)

Activities, would have to be met in order to accrue for a restructuring plan in purchase accounting. Pre-acquisition contingencies are to be recognized at fair value, unless it is a noncontractual contingency that is not likely to materialize, in which case, nothing should be recognized in purchase accounting and, instead, that contingency would be subject to the probable and estimable recognition criteria of SFAS 5, *Accounting for Contingencies*. SFAS 141R is expected to have a significant impact on the Company's accounting for business combinations closing on or after January 1, 2009.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 was effective for the Company on January 1, 2008. As a result of the adoption of SFAS No. 157, the Company recorded an increase in additional paid-in capital of $893,000 on the adoption date.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115*. SFAS 159 permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. The fair value option (i) may be applied instrument by instrument, with certain exceptions, (ii) is irrevocable (unless a new election date occurs) and (iii) is applied only to entire instruments and not to portions of instruments. SFAS 159 was effective for the Company on January 1, 2008 and did not have an impact on the Company's financial statements. The Company did not elect the fair value option as permitted by SFAS No. 159.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interest in Consolidated Financial Statements, an amendment of ARB Statement No. 51*. SFAS 160 amends Accounting Research Bulletin (ARB) No. 51, *Consolidated Financial Statements*, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as a component of equity in the consolidated financial statements. Among other requirements, SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of operations, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 is effective for the Company on January 1, 2009. At December 31, 2008, the Company had $3.3 million in minority interests that would be reported as a component of equity under the requirements of SFAS No. 160.

(k) Account Management Fees

Account management fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract and are included in commissions.

(l) Stock-Based Compensation

In December 2004, the FASB issued SFAS No. 123R, *Share-Based Payment (Revised 2004)*. SFAS No. 123R established standards for the accounting for transactions in which an entity (1) exchanges its equity instruments for goods or services, or (2) incurs liabilities in exchange for goods

or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of the equity instruments. SFAS No. 123R eliminated the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the statement of operations based on their fair values on the date of the grant. SFAS No. 123R was effective for the Company on January 1, 2006. The Company transitioned to fair value based accounting for stock-based compensation using a modified version of prospective application (modified prospective application). Under modified prospective application, the Company applies SFAS No. 123R to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (generally referring to nonvested awards) that were outstanding as of January 1, 2006 must be recognized as the remaining requisite service is rendered after the adoption of SFAS No. 123R. The attribution of compensation cost for those earlier awards is based on the same method and on the same grant-date fair values previously determined for the pro forma disclosures required for companies that did not adopt the fair value accounting method for stock-based employee compensation. Future levels of compensation cost recognized related to stock-based compensation awards may be impacted by new awards and/or modifications, repurchase and cancellations of existing awards before and after adoption of this standard (see note 10).

(m) Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at fair value or estimated fair value or at amounts which, because of their short-term nature, approximate fair value.

(n) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(o) Risks and Uncertainties

The Company owns securities that are valued at estimated fair values or quoted market values at the consolidated statement of financial condition date. As a result of changes in market and other conditions, it is at least reasonably possible that changes to the values of securities could occur in the short term and be material to the Company's consolidated financial statements.

(Continued)

(3) Receivables

The receivables balance at December 31, 2008 consists of the following (in thousands):

Notes receivable:		
Nonaffiliates	$	1,248
Employees and executives		3,308
Receivable from affiliated limited partnerships		220
Receivable from other affiliates		627
Receivable from broker-dealers		407
Receivable from investment banking customers		4,503
Allowances for bad debts		(1,469)
	$	8,844

Notes receivable from nonaffiliates consist of uncollateralized promissory notes from unrelated companies. The notes bear interest at various rates up to 18% and mature in 2009.

Notes receivable from employees and executives primarily consist of noninterest bearing loans provided to certain executives and employees of the Company in the form of cash or SMHG common stock issued under the Company's 1998 Incentive Plan (the Incentive Plan) (see notes 10 and 12). Notes receivable issued to employees and executives totaled $2.1 million in 2008. The notes typically are forgiven over a one to five-year period and have tiered maturities from 2009 through 2013 and are structured to be incentives for the employees to remain at the Company. As each maturity date is reached, a portion of the note is forgiven if the employee remains employed by the Company. If employment is terminated, the remaining unforgiven balance is due and payable by the former employee. Such forgiveness is recorded as employee compensation and benefits in the consolidated statement of operations.

Receivable from investment banking customers consist of investment banking fees earned and related reimbursable expenses incurred.

(4) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at December 31, 2008 consist of the following, at market and estimated fair value (in thousands):

	Owned	Sold, not yet purchased
Marketable:		
Corporate stocks and options	$ 21,877	$ 12,803
Corporate bond	—	81
	21,877	12,884
Not readily marketable:		
Limited partnerships	8,684	—
Warrants	2,316	—
Equities	1,010	—
	12,010	—
	$ 33,887	$ 12,884

SFAS No, 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are as follows:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A description of the valuation methodologies used for securities measured at fair value, as well as the general classification of such securities pursuant to the valuation hierarchy, is set forth below.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon industry-standard pricing methodologies, models, or other valuation methodologies that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that securities are recorded at fair value. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

Level 1 consists of unrestricted publicly traded equity securities traded on an active market whose values are based on quoted market prices.

Level 2 includes securities that are valued using industry-standard pricing methodologies, models, or other valuation methodologies. Level 2 inputs are other than quoted market prices that are observable for the asset, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted market prices that are observable for the asset, such as interest rates and yield curves observable at commonly quoted intervals, volatilities, credit risks, prepayment speeds, loss severities, and default rates; and inputs that are derived principally from observable market data by correlation or other means. Securities in this category include restricted publicly traded equity securities, publicly traded equity securities traded on an inactive market, publicly traded debt securities, warrants whose underlying stock is publicly traded on an active market, and options that are not publicly traded or whose pricing is uncertain.

Level 3 includes securities whose fair value is estimated based on industry-standard pricing methodologies and internally developed models utilizing significant inputs not based on, nor corroborated by, readily available market information. This category primarily consists of investments in limited partnerships and equity securities that are not publicly traded.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy securities owned and securities sold, not yet purchased as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
		(in thousands)		
Securities owned	$ 21,596	$ 3,075	$ 9,216	$ 33,887
Securities sold, not yet purchased	12,794	90	—	12,884

The following table sets forth a summary of changes in the fair value of the Company's level 3 securities owned for the year ended December 31, 2008 (in thousands):

	Level 3 securities owned
Balance, beginning of year	$ 8,813
Realized losses	(13)
Unrealized gains relating to securities still held at the reporting date	2,484
Purchases, issuances, and settlements	(2,068)
Balance, end of year	$ 9,216

Net unrealized gains (losses) for level 3 securities owned are a component of "Principal transactions, net" and "Equity in income of limited partnerships" in the Consolidated Statement of Operations as follows for the year ended December 31, 2008:

	Principal transactions, net	Equity in income of limited partnerships
	(in thousands)	
Unrealized gains (losses) relating to securities still held at the reporting date	$ (872)	$ 3,356

The investments in limited partnerships are accounted for at fair value, and consist of ownership in the following private investment partnerships: Corporate Opportunities Fund, L.P.; Corporate Opportunities Fund (Institutional), L.P.; Sanders Opportunity Fund, L.P.; Sanders Opportunity Fund (Institutional), L.P.; Life Sciences Opportunity Fund, L.P.; Life Sciences Opportunity Fund (Institutional), L.P.; Life Sciences Opportunity Fund II, L.P., Life Sciences Opportunity Fund (Institutional) II, L.P., SMH Private Equity Group I, L.P. SMH Private Equity Group II, L.P., and SMH NuPhysicia, LLC. A summary of the combined results of operations and combined net assets of the limited partnerships is as follows as of and for the year ended December 31, 2008 (in thousands):

Combined results of operations:	
Net investment loss	$ (83)
Change in unrealized loss on investments	(303)
Realized gain on investments	18,439
Increase in partners' capital resulting from operations	$ 18,053
Combined total assets	$ 197,260
Combined total liabilities	3,422
Combined net assets	$ 193,838

(5) Leasehold Improvements, Furniture, and Equipment, Net

Leasehold improvements, furniture, and equipment, net, consist of the following at December 31, 2008 (in thousands):

Leasehold improvements	$ 14,023
Furniture and fixtures	4,710
Office equipment	6,891
	25,624
Accumulated depreciation and amortization	(11,123)
Leasehold improvements, furniture, and equipment, net	$ 14,501

(6) Income Taxes

The income tax benefit was composed of the following for the year ended December 31, 2008 (in thousands):

Current	$	(5,280)
Deferred		(590)
Income tax benefit	$	(5,870)

The following table reconciles the income tax benefit computed at the statutory rate with the income tax benefit as reported for the year ended December 31, 2008 (in thousands):

Excepted federal tax at statutory rate of 34%	$	(14,545)
State taxes		(2,567)
Goodwill impairment		11,273
Other		(31)
Income tax benefit	$	(5,870)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2008 are presented below (in thousands):

Deferred tax assets:		
Excess of tax over book basis in limited partnership investments	$	2,151
Excess of book over tax basis in fixed assets		89
Compensation for unrealized gains		350
Allowance for bad debts		549
Restricted stock compensation		972
Total deferred tax assets		4,111
Deferred tax liabilities:		
Unrealized gain on securities owned		(1,958)
Prepaid expenses		(136)
Total deferred tax liabilities		(2,094)
Net deferred tax asset	$	2,017

There was no valuation allowance for deferred tax assets as of December 31, 2008. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the

deferred tax assets are deductible, management believes it is more likely than not that the Company will generate sufficient taxable income to realize the benefits of these deductible differences at December 31, 2008.

In July 2006, FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109*, was issued. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is a recognition process whereby the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely than-not recognition threshold, the enterprise should presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is a measurement process whereby a tax position that meets the more-likely than-not recognition threshold is calculated to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

The provisions of FIN 48 are effective for the Company on January 1, 2007. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption of this standard. Only tax positions that meet the more-likely than-not recognition threshold at the effective date may be recognized or continue to be recognized upon adoption of FIN 48. The adoption of FIN 48 did not have a significant impact on the Company's consolidated financial statements.

(7) Concentrations of Risk

In the normal course of business, the Company enters into securities sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company, the Company is subject to risk of loss if it must acquire the security on the open market at a price that exceeds the contract amount of the transaction.

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company's customer security transactions are transacted on either a cash or margin basis. In margin transactions, the customer is extended credit by the clearing broker, subject to various regulatory margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes customer transactions with the clearing broker involving the sale of securities not yet purchased (short sales). In the event the customer fails to satisfy its obligation, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations.

(Continued)

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities, and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

(8) Commitments and Contingencies

The Company leases office space under noncancelable operating leases that expire by 2018 and provide for base annual rentals and additional rentals based on the lessor's operating expenses for the year. Rent expense on operating leases is recognized on a straight line basis over the life of the respective leases. Rental expense for the year ended December 31, 2008 totaled $6.0 million. Future minimum rentals approximate (in thousands):

Year ending:		
2009	$	7,555
2010		7,561
2011		7,226
2012		6,445
2013		5,512
Thereafter		7,282
Total minimum rental payments		41,581
Minimum sublease rentals		(924)
Net minimum rental payments	$	40,657

In the normal course of business, the Company enters into underwriting commitments. There were no firm underwriting commitments open at December 31, 2008.

The Company has uncommitted financing arrangements with clearing brokers that finance our customer accounts, certain broker-dealer balances, and firm trading positions. Although these customer accounts and broker-dealer balances are not reflected on the consolidated statement of financial condition for financial reporting purposes, the Company has generally agreed to indemnify these clearing brokers for losses they may sustain in connection with the accounts, and therefore, retains risk on these accounts. The Company is required to maintain certain cash or securities on deposit with our clearing brokers. Deposits with clearing organizations was $1.1 million at December 31, 2008.

The Company has issued letters of credit in the amounts of $420,000, $245,000, and $230,000 to the owners of three of the offices that we lease to secure payment of our lease obligation for that facility.

The Company is a defendant in certain litigation incidental to its securities and underwriting business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these lawsuits will not result in any material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

(9) Related-Party Transactions

The Company earned fees of $2.6 million through sales of annuity products from HWG Insurance Agency, Inc. during 2008. The sole shareholder of HWG Insurance Agency is an employee of the Company.

In conjunction with their employment, certain employees and groups of independent brokers of the Company were granted restricted common shares of SMHG under the Incentive Plan (see note 10). The value of the shares will be expensed by the Company over the one to five-year vesting period. In the event that employment or affiliation with the company is terminated, all unvested shares will be forfeited. During 2008, the value of SMHG common stock granted to Company employees aggregated $2.6 million. The unamortized portions of the grants are reported in other assets and amount to $4.3 million at December 31, 2008. Compensation expense related to forgiveness of notes receivable and to amortization expense of unearned compensation amounted to $2.3 million in 2008.

Receivable from SMHG for income taxes, expense reimbursements, issuance of SMHG common stock to Company employees, as discussed above, and other cash advances was $12.9 million at December 31, 2008.

During 2001, the Company formed PTC – Houston Management, L.P. (the Partnership) to secure financing for a new proton beam therapy cancer treatment center to be constructed in Houston. A former advisory director of SMHG and his family are the principal owners of an entity that is a 50% owner of the Partnership. Net operating income recognized by the Partnership totaled $1.4 million during 2008, of which $643,000 was attributable to the Company and $716,000 was attributable to the advisory director-owned entity. During 2007, the Company granted a 5% ownership interest in the Partnership to an employee who serves as a manager of the Partnership. The Company owned 50% of the Partnership through September 30, 2007 and 45% of the Partnership thereafter.

(10) Stock Options

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123R, which requires the Company to recognize the cost of all stock-based compensation in its consolidated financial statements. The Company's equity-classified awards are measured at grant-date fair value and are not subsequently remeasured. The valuation of equity instruments underlying stock-based compensation, and the period during which the expense is recognized, is based on assumptions related to stock volatility, interest rates, vesting terms, and dividend yields. Changes in these assumptions, including forfeiture rates, could have significant impacts on the expense recognized.

The Company recognized pretax compensation expense of $166,000, or $100,000 net of tax, for the year ended December 31, 2008 related to stock options, which includes compensation expense relating to stock-based compensation awards outstanding as of December 31, 2005 and grants made subsequent to December 31, 2005. The portion of stock-based compensation expense that was unrecognized at December 31, 2008 was $105,000 and is expected to be recognized over a weighted average period of 0.96 years.

SMHG's 1998 Incentive Plan specifies that the number of shares of its common stock available for incentive awards or incentive stock options may not exceed the greater of 4,000,000 shares or 25% of the total number of shares of common stock outstanding.

(Continued)

The Incentive Plan provides for the issuance to eligible employees of, among other things, incentive and nonqualified stock options that may expire up to 10 years from the date of grant. The outstanding options vest over one to five year service periods and have an exercise price equal to the closing price of the SMHG's stock on the date of the grant. Unvested options on the date of termination of employment are forfeited upon termination, and vested options are forfeited within 90 days of termination. Typically, new shares are issued upon the exercise of stock options.

The following table sets forth information regarding the SMHG stock options for Company employees for the year ended December 31, 2008:

	Shares underlying options	Weighted average exercise price	Weighted average fair value	Weighted average remaining life (years)	Aggregate intrinsic value (in thousands)
Outstanding December 31, 2007	564,836	$ 9.14			
Granted	50,000	8.17	$ 2.47		
Exercised	(64,336)	4.68			$ 215
Outstanding December 31, 2008	550,500	9.58		4.61	—
Options exercisable at December 31, 2008	496,333	9.20		4.24	—
Options available for grant at December 31, 2008	2,650,890				

The following table summarizes information related to SMHG stock options outstanding and exercisable for Company employees at December 31, 2008:

Range of exercise price	Shares underlying options	Weighted average remaining life (years)	Weighted average exercise price	Exercisable shares underlying options	Weighted average exercise price
$ 4.44 – 6.04	245,500	1.53	$ 4.82	245,500	$ 4.82
8.17 – 17.20	305,000	7.10	13.40	250,833	13.48
4.44 – 17.20	550,500	4.61	9.58	496,333	9.20

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model. During 2008, stock options were granted with the following weighted average assumptions:

Expected life in years	10.00
Interest rate	3.17%
Volatility	28.33%
Dividend yield	2.20%

(Continued)

(11) Benefit Plans

The Company's employees participate in the SMHG 401(k) plan. There were no Company matching contributions during 2008.

(12) Deferred Compensation Plans

As part of certain underwriting agreements with its customers, the Company is awarded warrants, options, or equities, which it contributes to a deferred compensation plan with key executives and employees. The Company is contractually obligated to pay all proceeds, if any, to these key executives and employees, from the exercise or sale of such securities. No such securities were owned at December 31, 2008, which correspond to deferred compensation liabilities under the plan.

(13) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital, as defined, of $8.8 million, which was $7.7 million in excess of the required minimum net capital of $1.1 million. The Company's aggregate indebtedness to net capital ratio was 1.82 to 1 at December 31, 2008.

(14) Subordinated Liabilities

The Company had no subordinated liabilities during the years ended December 31, 2008. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

(15) Exemption From Rule 15c3-3

The Company claims the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(16) Subsequent Event

On January 22, 2009, SMHG and the Company entered into a Contribution Agreement with Pan Asia China Commerce Corp., a Delaware corporation (PAC3), Siwanoy Capital, LLC, a New York limited liability company (Siwanoy) and Siwanoy Securities, LLC, a New York limited liability company (New BD), and a wholly owned subsidiary of Siwanoy.

(Continued)

Pursuant to the Contribution Agreement (a) PAC3 agreed to subscribe for and purchase a 40% Class A membership interest in Siwanoy in exchange for a cash payment and note and (b) the Company agreed to contribute to New BD the assets, properties, working capital, and rights related and/or pertaining to its investment banking, institutional trading (including equity sales and fixed income sales), New York trading, and research businesses (excluding The Juda Group and the Concept Capital divisions) (the Capital Markets Business), including a specified amount of working capital (as adjusted for any profits or losses incurred in the Capital Markets Business between January 1, 2009, and the date of closing) less (i) the value of the accounts receivable contributed to Siwanoy, (ii) the value of the certain assets in the Company's Metairie, Louisiana office, (iii) the value of certain money security deposits and any advance payments, and (iv) the value of certain securities to be mutually agreed upon by the parties in exchange for a 20% Class A Membership Interest in Siwanoy, cash, and a note issued by Siwanoy to SMHG. Current members of management of the Capital Markets Business will retain the remaining 40% membership interest in Siwanoy.

The transaction is expected to close following the filing with and approval by the Financial Industry Regulatory Authority of a new member application by the New BD.

KPMG LLP
700 Louisiana Street
Houston, TX 77002

Independent Auditors' Report
on Internal Control Required by Securities and Exchange Commission Rule 17a-5

The Board of Directors
SMH Capital Inc.:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of SMH Capital Inc., and subsidiaries (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g), lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, detect, or correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention to those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, detected, or corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties

KPMG LLP

Houston, Texas
February 27, 2009

Schedule

SMH CAPITAL INC.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2008

(Dollars in thousands)

Net capital:		
Total consolidated stockholder's equity per the accompanying financial statements	$	62,378
Other allowable credits		9,152
		71,530
Nonallowable assets:		
Nonallowable receivables		(8,436)
Furniture, equipment, and leasehold improvements, net		(14,501)
Not readily marketable securities		(12,010)
Receivable from Parent		(12,939)
Other nonallowable assets		(10,258)
Total nonallowable assets		(58,144)
Net capital before haircuts on securities positions		13,386
Haircuts on securities positions		(4,625)
Net capital	$	8,761
Aggregate indebtedness:		
Payable to broker dealers	$	2,051
Accounts payable and other accrued liabilities		6,475
Sales commissions and bonuses payable		7,381
Total aggregate indebtedness	$	15,907
Ratio of aggregate indebtedness to net capital		1.82
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $250)	$	1,060
Excess net capital	$	7,701

Note: Computed regulatory net capital and aggregate indebtedness differ from that disclosed in the FOCUS report filed under X-17A-5 on January 27, 2009 as follows:

		Net capital		Aggregate indebtedness
Per FOCUS report	$	9,167	$	15,500
Post-closing adjustments, net		(406)		407
Per above	$	8,761	$	15,907

See accompanying independent auditors' report.